(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

ING Separate Portfolios Trust

We consent to the references to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional for ING Emerging Markets Corporate Debt Fund, ING Emerging Markets Hard Currency Debt Fund, and ING Emerging Markets Local Currency Debt Fund, each a series of ING Separate Portfolios Trust.

Boston, Massachusetts

February 14, 2013